John Hancock Financial Services

U.S. Wealth Management

601 Congress Street

Boston, MA 02210

(617) 663-4324

Fax: (617) 663-2197

E-Mail: aouellette@jhancock.com

Name : Alfred P. Ouellette

Title:	Assistant Vice President and
Senior Counsel

July 26, 2007

EDGAR

John Hancock current Interest

601 Congress Street

Boston, MA 02210

RE:	John Hancock Current Interest (the “Trust”) on behalf of
John Hancock Money Market Fund and
John Hancock U. S. Government Cash Reserve (together, the “Funds”)
File Nos. 2-50931; 811-2485 (000026262)

Ladies and Gentlemen:

In connection with the filing of Post Effective Amendment No. 69 under the Securities Act of 1933, as amended, and Amendment No. 47 under the Investment Company Act of 1940, as amended, for John Hancock Current Interest, it is the opinion of the undersigned that the Trust’s shares when sold will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a “Massachusetts business trust.” The Trust has been duly organized and is validly existing under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust’s Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies the shareholders of a Fund, with this indemnification to be paid solely out of the assets of that Fund. Therefore, the shareholder’s risk is limited to circumstances in which the assets of a Fund are insufficient to meet the obligations asserted against that Fund’s assets.

Sincerely,

/s/Alfred P. Ouellette
Alfred P. Ouellette
Assistant Secretary